Exhibit 99.1

Aphria Inc. Announces Completion of First EU-GMP Shipment to Germany

Expects first sales of Aphria-branded cannabis in Germany in Q2 FY2021

LEAMINGTON, ON, Oct. 7, 2020 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA) and (Nasdaq: APHA), a leading global cannabis company inspiring and empowering the worldwide community to live their very best life, today announced it has completed its first certified European Union Good Manufacturing Practices ("EU GMP") shipment of dried flower from its Aphria One EU GMP facility to its wholly-owned German subsidiary, CC Pharma GmbH ("CC Pharma"), a leading distributor of pharmaceutical products to more than 13,000 pharmacies in Germany.

"Our first EU GMP shipment into Germany represents another significant milestone for Aphria Inc., one that strengthens our position as a leading cannabis company in Germany and in the European Union," said Irwin D. Simon, Chief Executive Officer, Aphria Inc. "We are leveraging our strong medical platform and multi-faceted German strategy, which combines domestic cultivation, import licenses and large distribution infrastructure, to increase access to high-quality medical cannabis for patients worldwide. We remain excited about future milestones, including the completion of our cultivation facility in Neumünster, Germany, which we expect will be completed in Q2 FY2021."

The German market is considered to be one of the most highly sought-after developed medical cannabis markets in the world. Aphria's German operations have been preparing for the importation of EU-GMP certified cannabis from Canada, allowing for shipments to CC Pharma in order to leverage CC Pharma's expansive in-country distribution network.

In addition to today's announcement, other previously announced strategic milestones for Aphria and its wholly-owned subsidiaries in Germany include:

  Germany launched several CBD-based wellness brands in Q1 FY2021, including:
    CannRelief brand, a line of cosmetic oils and creams as well as supplements, that seek to deliver "the best from the cannabis plant to impact the lives of our consumers for the better".
    Evoque brand, a line of natural sustainable products that help optimize skin, which includes face creams and serums.
    CannaPet brand, a line of products that bring relaxation, relief or recovery to pets.

We Have A Good Thing Growing.

About Aphria

Aphria Inc. is a leading global cannabis company striving to inspire and empower the worldwide community to live their very best life. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion.

For more information, visit: aphriainc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws and are expressly qualified by this cautionary statement. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to the  effects or efficacy of medical cannabis products, timing of sales of Aphria-branded cannabis in Germany and the completion of the construction of Aphria's cultivation facility in Neumünster, Germany. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions, estimates and perception of trends of management and its beliefs with respect to future events, as at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with the COVID-19 pandemic; general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favorable terms; the cannabis industry in Canada generally, income tax and regulatory matters, including delays in the issuance of licenses, the sale and distribution of vapes; the ability of Aphria to meet its liquidity requirements to fund ongoing operations; the ability of Aphria to implement its business strategies; competition; crop failure; safety of derivative cannabis products; currency and interest rate fluctuations.

Readers are cautioned that the foregoing list is not exhaustive and should consider as other factors discussed under the heading "Risk Factors" in Aphria's most recent Annual Information Form, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.  Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Aphria Inc.

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%CIK: 0001733418

For further information: For inquiries please contact: Tamara Macgregor, Chief Corporate Affairs Officer, tamara.macgregor@aphria.com, 437-343-4000

CO: Aphria Inc.

CNW 06:30e 07-OCT-20